Exhibit 99.2

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class Holder Account Number

----

Fold

Form of Proxy – Annual Meeting of Shareholders of Cenovus Energy Inc. to be held on April 26, 2017

This form of proxy is solicited by and on behalf of management of Cenovus Energy Inc.

Notes to form of proxy:

1.	Every shareholder has the right to appoint a person or company of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	This form of proxy should be read in conjunction with the accompanying documentation provided by management.

3.	Mark an “X” in each box to direct your vote. The securities represented by this proxy will be voted as directed by the shareholder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by management.

4.	Date and sign where indicated.

5.	If the form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholder.

6.	This form of proxy should be signed in the exact manner as the name of the shareholder appears above.

7.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this form of proxy. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this form of proxy with signing capacity stated.	------- Fold

Proxies must be received by 2:00 p.m. Calgary time on April 24, 2017

VOTE USING THE INTERNET, TELEPHONE OR FAX 24 HOURS A DAY 7 DAYS A WEEK

● Go to the following web site: www.investorvote.com ● Smartphone? Scan the QR code to vote now.	● Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free

●  Complete, sign and date the reverse hereof.

●  Forward it by fax to 1-866-249-7775 for calls within Canada and the U.S. There is NO CHARGE for this call.

●  Forward it by fax to 416-263-9524 for calls outside Canada and the U.S.

If you vote by Internet, by telephone or by fax, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by Internet, by mail or by fax are the only methods by which a holder may appoint a person as proxyholder other than the management nominees named on the reverse of this proxy.

Instead of mailing this proxy, you may choose one of the alternate voting methods outlined above to vote this proxy.

To vote by Internet or by telephone, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

01ABMA

+	+

Appointment of Proxyholder
I/We, being registered holder(s) of common shares of Cenovus Energy Inc. (“Cenovus” or the “Corporation”) hereby appoint: Michael A. Grandin, or failing him, Brian C. Ferguson,	OR	Enter the name of the person or company you are appointing if this person or company is someone other than Michael A. Grandin or Brian C. Ferguson, as my/our proxyholder with full power of substitution and to vote in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the annual meeting of shareholders (“Meeting”) of Cenovus to be held in The Westin Calgary, Grand Ballroom, 320 - 4 Avenue S.W., Calgary, Alberta, Canada on Wednesday, April 26, 2017 at 2:00 p.m. Calgary time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

							For	Withhold

1. Appointment of Auditors							☐	☐
Appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Corporation.

	For	Withhold		For	Withhold		For	Withhold

2. Election of Directors									----
01. Susan F. Dabarno	☐	☐	02. Patrick D. Daniel	☐	☐	03. Ian W. Delaney	☐	☐	Fold

04. Brian C. Ferguson	☐	☐	05. Steven F. Leer	☐	☐	06. Richard J. Marcogliese	☐	☐

07. Claude Mongeau	☐	☐	08. Charles M. Rampacek	☐	☐	09. Colin Taylor	☐	☐

10. Wayne G. Thomson	☐	☐	11. Rhonda I. Zygocki	☐	☐

							For	Against
3. Shareholder Advisory Vote on Executive Compensation Accept the Corporation’s approach to executive compensation as described in the accompanying management information circular.							☐	☐

-----

Fold

My/our proxyholder has discretionary authority on amendments or variations to the matters set out above and other matters which may properly come before the Meeting and I/we ratify all actions my/our proxyholder takes under this proxy at the Meeting and at any adjournment or postponement thereof. At the date of the Notice of Meeting, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Authorized Signature(s) – This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this proxy will be voted as recommended by management.

Annual Report – Shareholders will receive our annual financial statements and accompanying management’s discussion and analysis (included in the Annual Report) by mail. Please mark this box if you DO NOT want to receive the Annual Report by mail.	☐	Interim Financial Reports – Shareholders will not receive our interim financial statements and accompanying management’s discussion and analysis (included in the Interim Financial Reports) by mail unless specifically requested. Please mark this box if you DO want to receive the Interim Financial Reports by mail.	☐

If you are not mailing back your proxy, you may register online your preference to receive the above financial report(s) by mail at www.computershare.com/mailinglist. Alternatively, you may access all financial reports online at cenovus.com

⬛	N V U Q	2 1 6 9 7 3	A R 3	+

         01ABND